UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

June 5, 2025

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In the Matter of

Elements Ventures Group Inc.
9980 Dufferin Street, #20026
Vaughan, Ontario, Canada L6A 4M4

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-271573

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Elements Ventures Group Inc. filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

Elements Ventures Group Inc. has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on June 5, 2025.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Justin Dobbie
Office Chief